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                              July 21, 2023

       Jiayuan Xu
       Chief Financial Officer
       FinVolution Group
       Building G1, No. 999 Dangui Road
       Pudong New District, Shanghai 201203
       The People   s Republic of China

                                                        Re: FinVolution Group
                                                            Form 20-F for the
Fiscal Year Ended December 31, 2022
                                                            Filed April 25,
2023
                                                            File No. 001-38269

       Dear Jiayuan Xu:

              We have limited our review of your filing to the submission and/or disclosures as required by Item 16I of Form 20-F and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Form 20-F for the Fiscal Year Ended December 31, 2022

       Item 16I. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections, page 172

   1. We note your statement that you reviewed your register of members and public EDGAR filings made by your
shareholders in connection with your required submission under paragraph (a). Please
supplementally describe any additional materials that were
                                                        reviewed and tell us
whether you relied upon any legal opinions or third party
                                                        certifications such as
affidavits as the basis for your submission. In your response, please provide a similarly
detailed discussion of the materials reviewed and legal opinions or third party
certifications relied upon in connection with the required disclosures under paragraphs (b)(2) and
(3).
   2. In order to clarify the scope of your review, please supplementally describe the steps you have taken to confirm
that none of the members of your board or the boards of your consolidated foreign
operating entities are officials of the Chinese Communist Party. For
 Jiayuan Xu
FinVolution Group
July 21, 2023
Page 2
      instance, please tell us how the board members    current or prior
memberships on, or
      affiliations with, committees of the Chinese Communist Party factored into your determination. In addition, please tell us whether you have relied upon third party certifications such as affidavits as the basis for your disclosure.
3.    We note that your disclosures pursuant to Items 16I(b)(2), (b)(3) and
(b)(5) are provided
      for    FinVolution Group or the consolidated variable interest entities.
  We also note that
      your list of principal subsidiaries, consolidated variable interest entities and subsidiaries of consolidated variable interest entities in Exhibit 8.1 appears to indicate that you have subsidiaries in the PRC, Hong Kong and countries outside China that are not included in your VIEs. Please note that Item 16I(b) requires that you provide disclosures for yourself and your consolidated foreign operating entities, including variable interest entities or similar structures.
          With respect to (b)(2), please supplementally clarify the jurisdictions in which your consolidated foreign operating entities are organized or incorporated and provide the percentage of your shares or the shares of your consolidated operating entities owned by governmental entities in each foreign jurisdiction in which you have consolidated operating entities in your supplemental response.
          With respect to (b)(3) and (b)(5), please provide the required information for you and all of your consolidated foreign operating entities in your supplemental response.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please contact Jimmy McNamara at 202-551-7349 or Jennifer Thompson at 202-551-
3737 with any questions.



                                                              Sincerely,
FirstName LastNameJiayuan Xu
                                                              Division of
Corporation Finance
Comapany NameFinVolution Group
                                                              Disclosure Review
Program
July 21, 2023 Page 2
cc:       Haiping Li
FirstName LastName